July 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Jonathan Burr, James Lopez

Re: Supernova Partners Acquisition Company, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 24, 2021
File No. 333-255079

Dear Messrs. Burr and Lopez:

Per my discussion with Jonathan Burr on Monday, July 12, 2021, we hereby file on Edgar as correspondence the following documents: (i) a draft response letter addressing the Staff’s comments in its letter of July 11, 2021, and (ii) draft revisions to the Form S-4 Registration Statement.

We would greatly appreciate if you could confirm that, should Supernova file the foregoing draft Registration Statement on Edgar as an actual registration statement (rather than correspondence), the Staff would have no further comments on the filing.

Should you have any questions, please feel free to contact the undersigned at (202) 440-2526 or jonathan.corsico@stblaw.com.

Sincerely,

/s/ Jonathan Corsico
Jonathan Corsico
Simpson Thacher & Bartlett LLP